UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SEC Investigation; Delay in Release of 2010 Form 20-F

On June 30, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) announced that the Company (i) is being investigated by the U.S. Securities Exchange and Commission (“SEC”), and (ii) expects to restate its previously issued financial statements for the year ended December 31, 2009, and subsequent quarterly periods to recognize a derivative liability relating to the Earn-out Share Provision (“Earn-out”), which was part of its initial business combination in 2009.

The staff of the SEC is conducting a non-public investigation relating to AutoChina and, in that connection, AutoChina and one of its officers have received subpoenas for information.  The SEC has informed AutoChina and the officer that neither the existence of the investigation nor the service of subpoenas means that the SEC has concluded that any violations of law have occurred.  AutoChina has cooperated, and  will continue to fully cooperate, with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff, in an effort to assist in an expeditious conclusion of the SEC staff’s investigation.

With respect to the Earn-out shares, AutoChina’s original accounting treatment recorded the Earn-out shares, upon issuance, as an adjustment to the par value of ordinary shares and additional paid-in capital and included such shares in the calculation of earnings per share from the date of issuance.  This accounting treatment for the Earn-out was modeled after a number of U.S.-listed precedents, which the Company believed to be in accordance with U.S. GAAP and which was approved and signed off by Crowe Horwath, AutoChina’s prior independent registered public accounting firm, as part of the Company’s 2009 audit.

AutoChina sought additional guidance from the Office of the Chief Accountant (“OCA”) of the SEC regarding the Earn-out’s accounting treatment after consultation with PwC during its annual audit process.  Subsequently, members of the SEC staff notified AutoChina that while they agree the Earn-out Provision does not constitute compensation, they do not agree with the Company’s past accounting for shares issued pursuant to the Earn-out as stock dividends, if and when they occur.  Instead, the SEC staff members believe the Earn-out should be treated as a derivative financial instrument, and as a result, a liability should have been initially recorded at its fair value at the time of the initial business combination.  Thereafter, any gain or loss in the fair value of the derivative would be recorded in the Company's income statement at the end of each reporting period.

The Company has not yet determined the exact effect of this potential change to its previously reported financial statements.  However, the reclassification of the Earn-out as a derivative financial instrument would result in a new liability being reported on the balance sheet, with changes in the valuation of this liability appearing in the income statement as non-cash adjustments.  Shareholders should keep in mind the possible reclassification of the Earn-out when relying on AutoChina’s previously issued financial statements.  This reclassification is not anticipated to affect the Company’s underlying business operations.

The Company is continuing discussions with members of the OCA, as it believes that restatement is not warranted in this situation.

In addition, during AutoChina’s 2010 year-end process, the Company identified a material weakness in its internal control over financial reporting as of December 31, 2010, due to a lack of requisite internal U.S. GAAP experience, with which PwC concurs.  The Company is assessing the situation and working to address the material weakness. No other material weakness has been identified by the Company or PwC to date, but the audit is not yet complete. It is possible that the completion of the audit may result in additional findings.

To date, the Company’s Audit Committee is not aware of any situation, such as fraud involving senior management, that it has reasonably concluded should necessitate the initiation of a formal investigation.

Other Events

On June 30, 2011, the Company issued a press release relating to the foregoing.  The full text of the press release is set forth in Exhibit 99.1 attached hereto.

Exhibits

Exhibit No.	Description
99.1	AutoChina International Limited Press Release, dated June 30, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Jason Wang
Name: Jason Wang
Title: Chief Financial Officer

Dated: June 30, 2011